Filed by Pioneer Natural Resources Company
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Evergreen Resources, Inc.
File No. 333-116434

     On May 4, 2004, Pioneer Natural Resources Company (“Pioneer”) and Evergreen Resources, Inc. (“Evergreen”) announced the proposed merger of a wholly-owned subsidiary of Pioneer with and into Evergreen. Set forth below is a notice dated September 15, 2004, that was sent to stockholders holding over 10,000 shares of Pioneer common stock reminding the stockholders to submit their proxy for the Pioneer special meeting.

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PIONEER NATURAL RESOURCES COMPANY

September 15, 2004

DEAR FELLOW PIONEER STOCKHOLDER:

You should have received your Joint Proxy Statement/Prospectus in connection with the Agreement and Plan of Merger with Evergreen Resources, Inc. The special meeting of stockholders is scheduled to be held on Tuesday, September 28, 2004. At the special meeting, stockholders are being asked to approve the issuance of shares of Pioneer common stock in the merger pursuant to the merger agreement. Regardless of the number of shares of Pioneer stock that you own, it is important that your shares be represented and voted at the meeting.

For the reasons set forth in the Joint Proxy Statement/Prospectus, the Board of Directors unanimously (other than Scott Sheffield who recused himself from voting to avoid any conflicts) approved the merger agreement and approved the issuance of Pioneer common stock pursuant to the merger and recommends stockholders vote FOR Proposal 1 on the agenda.

Please take a moment to sign, date and mail the enclosed duplicate proxy at your earliest convenience. You should read carefully and consider the information contained in the Joint Proxy Statement/Prospectus.

Should you prefer, you may also use one of the following simple methods for promptly providing your voting instructions:

1.	Vote by telephone. Call the toll-free number listed for this purpose on your voting instruction form (at no cost to you). Please have your 12-digit control number listed on the form ready and follow the simple instructions.

2.	Vote by Internet. Go to the website listed on your voting instruction form: www.proxyvote.com. Please have your 12-digit control number listed on the form ready and follow the simple instructions.

TELEPHONE and INTERNET VOTING is available 24 hours a day, 7 days a week, until 11:59 p.m. (Eastern time) on Monday, September 27, 2004. If you vote by telephone or via the Internet, you do not need to return your voting instruction form.

You are urged to read the Joint Proxy Statement/Prospectus filed with the SEC because it contains important information about the proposed merger. A copy of the Joint Proxy Statement/Prospectus may be obtained without charge upon request from Pioneer Natural Resources Company, 5205 North O’Connor Blvd., Suite 900, Irving, Texas 75039, Attention: Investor Relations. You may also obtain the final Joint Proxy Statement/Prospectus and other relevant documents relating to the proposed merger free through the internet web site that the SEC maintains at www.sec.gov.

On behalf of your Board of Directors, thank you for your prompt response and your continued interest in, and support of, Pioneer Natural Resources Company.

Very truly yours,

/s/ Mark L. Withrow

Mark L. Withrow
Executive Vice President
General Counsel and Secretary